Exhibit 99.1

VIA FEDERAL EXPRESS

October 31, 2019

Richard Wolfson

Corporate Secretary

Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, TN 37088-0787

CT Corporation System
as Registered Agent of
Cracker Barrel Old Country Store, Inc.

800 South Gay Street, Suite 2021
Knoxville, TN 37929

Re:	Written Notice and Demand for Inspection and Copying of Company Records by Shareholder Biglari Capital Corp.

Dear Mr. Wolfson:

We write on behalf of our client, Biglari Capital Corp. (“Biglari Capital”), and its affiliate, The Lion Fund II, one of the largest shareholders of Cracker Barrel Old Country Store, Inc. (the “Company”). Pursuant to Section 9.2 of the Company’s Amended and Restated Bylaws (the “Bylaws”) and Section 48-26-102 of the Tennessee Business Corporations Act (the “TBCA”), we write to provide this written notice and demand (the “Written Demand”) for the inspection and copying of certain Company books and records related to the following areas of the Company’s business:

Punch Bowl Social (“PBS”). On July 18, 2019, the Company entered into a transaction with PBS, pursuant to which the Company paid $89,100,000 for a 58.6% economic ownership interest in PBS and obtained a 49.7% voting interest. As part of the transaction, the Company also committed to provide PBS with up to an additional $51,000,000 for future development through 2020, of which the Company has previously funded $12,500,000. Although this transaction is purported by management to extend the Cracker Barrel brand, the Company has not articulated to its shareholders the expected financial impact of this investment decision or how the PBS concept bears any relation to the Company’s existing Cracker Barrel brand. Biglari Capital in turn is unable to evaluate the Board’s and management’s decision to allocate Company resources to this venture capital project.

Holler & Dash Biscuit House. In 2016, the Company launched a new fast casual restaurant concept, Holler & Dash Biscuit House (“Holler & Dash”), which has since opened seven locations. The new concept does not appear to be connected to the Company’s strategy of operating full-service, family-dining Cracker Barrel restaurants, and the Company has not separately disclosed to shareholders the costs associated with the opening or operation of such stores, or the profitability thereof.

Maple Street Biscuit Company. On October 11, 2019, the Company announced it has acquired Maple Street Biscuit Company in an all-cash transaction for $36 million, including its 28 company-owned and five franchised locations across seven states. It appears the Company plans to fold its Holler & Dash units into Maple Street Biscuit Company locations, but the Company has not disclosed to shareholders the financial consequences of the Board’s and management’s actions with respect to these capital decisions. Biglari Capital in turn is unable to evaluate the Board’s and management’s decision to pursue a start-up venture and the effect of an acquisition on shareholder value creation or destruction.

Return on Invested Capital for Store Expansion. Each Cracker Barrel store currently costs over $6.3 million. Since the end of fiscal 2011, 60 Cracker Barrel stores have opened, resulting in a total capital outlay of approximately $300 million. Despite this significant investment, the Company has not disclosed to shareholders over this same period the Company’s return on invested capital (“ROIC”) of these stores and the analytical framework employed by the Company in evaluating whether such expansion is in the best interest of its shareholders. Such disclosures are particularly relevant given concerns raised by Institutional Shareholder Services Inc. and others regarding the importance of full and accurate evaluation of the Company’s expansion strategy and whether that strategy is creating value for the Company’s shareholders.

For the reasons stated above, Biglari Capital seeks the Company’s books and records concerning each of the subject matters discussed in this Written Demand, including but not limited to information regarding the cost and financial impact of each venture, the actual and expected returns of each venture, and the Company’s long-term strategic plans regarding each venture. With regard to Cracker Barrel store expansion, Biglari Capital seeks the Company’s books and records concerning ROIC on new store investments since the commencement of the Company’s 2011 fiscal year. For the avoidance of doubt, the books and records sought by Biglari Capital shall include, among other records:

(i)	the minutes of all shareholders’ meetings and records of all action taken by shareholders without a meeting, if any, for the past three (3) years;
(ii)	all written communications to shareholders generally within the past three (3) years, including certain financial statements prepared for the past three (3) years;
(iii)	the most recent annual report delivered to the Tennessee Secretary of State;

(iv)	excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the Company, minutes of any meeting of the shareholders, and records of action taken by the shareholders or board of directors without a meeting relating to the subject areas discussed in this letter; and
(v)	all accounting records of the Company related to each of the subject areas discussed in this letter.

The representative(s) of Biglari Capital (or its designee) will arrive for the inspection on November 12, 2019 at 9:00 am Central Daylight Time and continue the inspection through regular business hours at the Company’s place of business or at a reasonable location of the Company’s choosing. As proper record and book keeping is mandated under the Company’s Bylaws, we do not anticipate the furnishing of such materials or the inspection of same to disrupt or hinder the Company’s daily operations.

Please call me at your earliest convenience to discuss a reasonable location for this inspection and any other questions you may have.

Sincerely,

/s/ Christopher J. Clark

Christopher J. Clark
of LATHAM & WATKINS LLP